[Letterhead of SUPERVALU INC.]

March 23, 2012

VIA EDGAR

Andrew D. Mew

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	SUPERVALU INC. Form 10-K for Fiscal Year Ended February 26, 2011 Filed April 21, 2011 Form 10-Q for Fiscal Quarter Ended December 3, 2011 Filed January 12, 2012 File No.: 001-05418

Dear Mr. Mew:

SUPERVALU INC. (“we,” “us,” “our” or the “Company”), respectfully submits this response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by e-mail on February 24, 2012, to the above-referenced filings. For your convenience, we have set forth each of the Staff’s comments immediately preceding each of our responses.

Form 10-K for Fiscal Year Ended February 26, 2011

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations, page 19

1.	We note your disclosure regarding the challenging economic environment in fiscal 2011 and you expect certain trends relating to consumer confidence and spending to continue. Further, we note the $7 billion, or 16% decline in net sales since fiscal 2009. Expand your disclosure to provide investors a more robust discussion of the actions being implemented to address the decline in net sales as well as your overall cost reduction efforts. Please also discuss the impact you expect factors such as inflation will have on your results of operations and overall liquidity in future periods. Refer to Item 303(a)(3) of Regulation S-K.

Response:

The decline in the Company’s net sales since fiscal 2009 has occurred within the Company’s Retail food operations and Independent business operations (formerly known as Supply Chain Services). The decline in Retail food net sales is primarily due to negative identical store retail sales, store dispositions, and sales attributable to the extra week in fiscal 2009 (53rd week), as well as the disposition of underperforming and non-core assets. The decline in Independent business sales is primarily due to lower sales to independent customers, including transitions by certain retailers to self distribution, customers lost due to competitor acquisitions, dispositions and sales attributable to the extra week in fiscal 2009 (53rd week).

In future Form 10-K filings, the Company will provide a more robust discussion of the actions being undertaken to address the negative identical store retail sales growth and actions undertaken to reduce the Company’s overall cost structure, similar to the following discussion relating to fiscal 2012:

“The Company is focused on its business transformation plan to become America’s Neighborhood Grocer, which draws upon the Company’s “8 Plays to Win” strategy. Key drivers of this strategy include simplification of business processes, generation of incremental funding for further price investment and a greater focus on meeting the demands of each neighborhood.

A key tenet for improving sales through the “8 Plays to Win” strategy, is the implementation of an overall pricing philosophy referred to as “fair pricing plus promotion.” Under this structure, customers are incented to shop the Company’s stores for their weekly promotions while still being offered competitive everyday prices on non-promoted items. As the strategy unfolds, price investments necessary to fully implement “fair pricing plus promotion” have, and are expected to continue to, initially reduce identical store sales until such time as unit volumes increase.

The Company believes it can also increase sales through greater sales of its private label products as the competitive prices for such products drive additional sales. The Company has launched Essential Everyday, its national-brand-equivalent private label offering. Essential Everyday’s clean packaging and appealing graphics complement the Company’s other recognized private label brands such as Shoppers Value, Culinary Circle and Wild Harvest. Essential Everyday has been introduced across a number of categories, and additional items are being introduced each quarter.

To provide funding for planned price investments, the Company plans to improve operations through the introduction and implementation of a number of business support tools. These tools analyze historical data and provide information that helps reduce shrink, increase product availability, improve margin through the balance of promoted and non-promoted items, provide for more locally relevant merchandising, and better match sales to inventory levels. In addition, the Company believes it can further reduce cost of goods through continued focus on negotiations and collaborative business planning.

The Company closely monitors its price position in all markets and takes appropriate actions in response to competitive price changes. The Company, and the majority of its key competitors, have stated it will generally pass through vendor cost increases in the form of higher retail prices, thus mitigating the potential impact of lower gross margin rates.”

In future Form 10-K filings, we will provide discussion of the impact inflation is expected to have on our results of operations and overall liquidity, similar to the following discussion relating to fiscal 2012:

“The grocery sector experienced moderate levels of commodity inflation during fiscal 2011 and fiscal 2012, and expects that moderate levels of inflation will continue in fiscal 2013. The Company analyzes inflation by product or product group and evaluates whether to pass on the cost inflation in conjunction with its overall price investment strategy. Inflation will impact overall liquidity, but the impact is not expected to be significant during fiscal 2013 because the Company is implementing strategies to fund price investments. This will provide the Company greater overall flexibility to react to inflation in future periods.”

Comparison of Fifty-two weeks ended February 26, 2011 (fiscal 2011) with Fifty-two weeks ended February 27, 2010 (fiscal 2010), page 19

2.	We note your disclosure of the change in net sales and selling, general and administrative expenses along with the business reasons that contributed to the change. However, you generally do not quantify the dollar amount for the reasons provided. For example, you disclose the decrease in net sales in the retail food segment for fiscal 2011 is due to 1) negative identical store retail growth and 2) the impact of store dispositions, but you do not quantify for investors the amount of the decrease that is related to store dispositions. Further, you should explain specifically how customer counts and transaction price contributed to the decline in retail food sales. Similarly, please also quantify the dollar amount for each major reason contributing to the change in the line item selling, general and administrative expenses, especially your employee-related expenses. In this regard, we note the significant increase in your net periodic benefit cost over the past three fiscal years. Refer to Item 303(a)(3) of Regulation S-K.

Response:

In future filings, we will expand our narrative detail quantifying material changes to Net sales and Selling and administrative expense line items with respect to the comparative periods in our results of operations discussion. By way of example, our modified disclosure for Net sales and Selling and administrative expenses for fiscal 2011 would be as follows:

“Retail food sales for fiscal 2011 were $28,911, compared with $31,637 last year, a decrease of $2,762, or 8.6 percent. The decrease primarily reflects negative identical store retail sales growth (defined as stores operating for four full quarters, including store expansions and excluding fuel and planned store dispositions) and the impact of market exits and store dispositions. Identical store retail sales were negative 6.0 percent, or $1,728, of the decline in retail sales. Identical store retail sales performance was primarily a result of heightened value-focused competitive activity and the impact of the challenging economic environment on consumers. Customer count declined approximately 400 basis points and average basket size decreased approximately 200 basis points during fiscal 2011 driven by fewer items per customer offset in part by moderate levels of inflation. Store dispositions and previously announced market exits contributed $1,276 to the 2011 decline in sales.

During fiscal 2011 the Company added 132 new stores through new store development, comprised of 3 traditional retail food stores and 129 hard-discount food stores, and sold or closed 87 stores, including planned dispositions, of which 50 were traditional retail food store and 37 were hard-discount food stores. Total retail square footage as of the end of fiscal 2011 was approximately 64 million, a decrease of 1.7 percent from the end of fiscal 2010. Total retail square footage, excluding actual and planned store dispositions, increased 1.7 percent from the end of fiscal 2010. New stores contributed $277 to retail sales in fiscal 2011.

Independent business sales for fiscal 2011 were $8,623, compared with $8,960 last year, a decrease of $337 or 3.8 percent. The decrease is primarily due to the combination of reduced volume resulting from the completion of a national retail customer’s transition of volume to self-distribution and the loss of a key customer due to acquisition by a competitor totaling $363, net of new business during fiscal 2011.

Selling and administrative expenses for fiscal 2011 were $7,516, compared with $7,952 last year, a decrease of $436, or 5.5 percent. Reductions in Selling and administrative expenses were primarily comprised of market exits and store dispositions of ($677), savings achieved from ongoing cost reduction initiatives of ($177) and a $62 gain on the sale of Total Logistics Control. These factors were offset in part by a $85 increase in employee related costs and a $99 charge related to store closure and exit costs.

Selling and administrative expenses for fiscal 2011 were 20 percent of net sales compared to 19.6 percent of net sales last year. The 40 basis points increase in selling and administrative expenses as a percent of net sales in fiscal 2011 is primarily due to a 50 basis point increase from reduced sales leverage, a 20 basis points increase in employee related costs, and a 30 basis points charge related to store closure and exit costs. Partially offsetting these increases were 40 basis point improvements due to savings achieved from ongoing cost reduction initiatives and a 20 basis point impact due to the gain on sale of Total Logistic Control.”

3.

Please revise to analyze cost of sales line item in your results of operations discussion. We note cost of sales is a material component of your operating expenses and a discussion and analysis of this line item will provide investors with the information to better understand your results of operations as a whole. Please provide us your proposed disclosure in the response. Please also ensure that the proposed disclosure provides the underlying reasons/drivers for any material changes. For example, in addition to quantifying the impacts resulting from changes in price and volume, please further explain their underlying substantive reasons behind these changes. Lastly, tell us what considerations you have given to discussing any material changes in your supply contracts.

Response:

The Company’s discussion of Cost of sales in Management’s Discussion and Analysis is provided in the context of our discussion of Gross profit. This presentation is consistent with management’s analysis and general industry practice and, we believe investors understand the relationship between Net sales, Cost of sales and Gross profit without requiring a separate repetitive analysis of Cost of sales. In future Form 10-K filings, however, we will modify disclosure to provide quantification of significant changes to Gross profit and disclosure of underlying causes of those changes. By way of example, our modified disclosure for Gross profit for fiscal 2011 would be as presented in a manner similar to the following:

“Gross Profit

Gross profit for fiscal 2011 was $8,410, compared with $9,153 last year, a decrease of $743, or 8.1 percent. The decrease in Gross profit dollars is primarily due to a decline in the Company’s sales volume reductions. Negative identical store Retail food sales as well as market exits and store dispositions resulted in decreases in retail Gross profit of $736. Net lost accounts and decreased sales to Independent business customers resulted in decreases in Independent business Gross profit of $18.

Gross profit, as a percent of Net sales, was 22.4 percent for fiscal 2011 compared with 22.5 percent last year. The 10 basis point decrease in gross profit is primarily attributable to a 20 basis point decline in gross margin rate due to the impact of Independent business sales mix and the 10 basis point impact to margin due to a labor dispute, offset in part by a 20 basis point margin improvement from lower promotional sales mix. Retail food gross profit as a percent of Net sales was 27.5 percent for fiscal 2011 compared with 27.4 percent last year. Independent business gross profit as a percent of Net sales for fiscal 2011 was consistent with last year at 5.4 percent.”

The majority of the Company’s supply contracts are short term in nature and relate to fixed asset and information technology commitments. In addition, in the ordinary course of business the Company enters into supply contracts to purchase product for resale to consumers and to Independent business wholesale customers which are typically of a short term nature with limited or no purchase commitments.

The Company has not incurred any material changes in our supply contracts that would be required to be discussed under Item 303(a) of Regulation S-K. For clarification, in future Form 10-K filings we will include disclosures similar to the following:

“The majority of our supply contracts are short term in nature and relate to fixed asset, information technology, and contracts to purchase product for resale.”

Critical Accounting Policies, page 23

Goodwill and Intangible Assets with Indefinite Useful Lives, page 25

4.	You indicate that your reporting units are the operating segments of the business which consist of traditional retail stores, hard-discount stores, and supply chain services. Tell us and disclose how you determined your reporting units, the number of reporting units you have, and how goodwill was allocated to these reporting units. Please note a reporting unit is an operating segment or one level below an operating segment, a component.

Response:

In future Form 10-K filings, the Company will disclose the number of our reporting units, the determination of our reporting units and the basis of the allocation of goodwill to those reporting units.

The Company’s Form 10-K for fiscal 2011 discloses the Company’s reporting units, which are Traditional retail stores, Hard discount stores (formerly referred to as Save-A-Lot) and Independent business (formerly known as Supply chain services). The Traditional retail stores and Independent business reporting units are comprised of the aggregation of the business components within the respective operating segments, based on similar characteristics. The Hard discount operating segment is comprised of a single component, and in accordance with ASC 350-20-35-36, the Hard discount operating segment is the reporting unit.

The Traditional retail stores reporting unit is comprised of the aggregation of ten traditional retail food store components operating under a variety of banners, including Shoppers, Jewel-Osco, ACME, Albertson’s Southern California, Albertson’s Inter-Mountain West, Hornbachers, Farm Fresh, Cub Foods, Shop’n Save and Shaw’s. Each component constitutes a business with discrete information available that is reviewed by the respective banner president (component manager). Component managers report to the segment manager. The Company maintains separate banners as they are identifiable to consumers within particular markets. Each banner largely operates utilizing common distribution facilities, accounting and finance, real estate, information technology, planning, legal, and human resources functions.

The Independent business reporting unit is comprised of the aggregation of four geographic distribution areas, which are organized based on region components: Eastern, Southeast, Midwest and Northern, each constituting a business and each with discrete financial information available that is reviewed by the respective regional president (component manager), with the exception of Southeast and Midwest which have the same president. Component managers report to the segment manager.

The Company’s determination of reporting units considers the quantitative and qualitative characteristics of aggregation of each of the components within the Traditional retail stores and Independent business operating segments. In accordance with ASC 350-20-35-35, the Company assesses the similarity of the characteristics under ASC 280-10-50-11 and the qualitative characteristics under ASC 350-20-55, for each of the components within the Traditional retail stores and Independent business operating segments. As noted in ASC 350-20-55-6, this assessment is a matter of judgment and should be more qualitative than quantitative.

The Company has assessed qualitative and economic characteristics of the components which support their aggregation, including type of business and the manner in which the components operate, consideration of key impacts to sales, cost of sales, competitive risks and the extent to which components share assets and other resources.

The following qualitative economic characteristics support the Company’s conclusion that aggregation of the components within the Traditional retail stores and Independent business operating segments is appropriate based on the similar economic characteristics of components:

•

Sales of each of the components and the stores/distribution centers within the segments are similarly affected by the same general economic conditions that impact consumer spending habits, such as inflation/deflation, unemployment and changes in consumer confidence.

•	Cost of sales for each of the components are similarly affected by the same general economic factors, such as inflation, supplier pricing and fuel/transportation costs.

•

Competitive risks across components are similar, including the risk of new entrants into a market and the risk of local price competition. Retail competition is largely national and regional grocery retailers and discount retailers with grocery components. Distribution competition is largely national and retail food wholesalers.

•

Each of the components conducts the same type of business (i.e., components are comprised of grocery stores selling directly to consumers or distribution centers selling directly to stores of independent or licensee retail customers), which, industry wide, is generally a low-margin business consistent throughout the components.

•

The manner in which each of the components operate and generate sales is similar. The Traditional retail stores components sell grocery and non-grocery products to customers. The Independent business components distribute grocery and non-grocery products to independent customers.

•

Each of the components are supported by shared administrative, information technology, finance, human resources and legal staffs and share significant assets such as truck fleets and administrative offices and common distribution facilities.

Quantitative economic analysis of key characteristics incorporates current and anticipated operating earnings as percentage of sales, and in both of the respective analyses indicates an appropriate level of similarity at the component level to meet the similar economic characteristics criteria for aggregation in the respective reporting units.

The Company believes the overall profitability of the components, measured by Operating earnings as a percentage of sales, is the best quantitative measure for assessing whether the components are economically similar under ASC 280-10-50-11.

Operating earnings as a percentage of sales is considered the best measure of overall profitability as it takes into account both gross margin and the costs related to operating the business that produces that margin.

Historical operating earnings as a percentage of sales for the Traditional retail stores components indicate similar economic characteristics. Component operating earnings as a percentage of sales are in the single digits with the operating earnings rates of the various components generally moving consistently year over year. The operating earnings spread across all components over the last five years have ranged from 350 basis points to 540 basis points.

The Company anticipates future operating earnings to be similar across the Traditional retail components ranging within single digit levels.

Historical operating earnings as a percentage of sales for the Independent business components indicate similar economic characteristics. Component operating earnings as a percentage of sales are in the single digits with the operating earnings rates of the various components generally moving consistently year over year. The operating earnings spread across all components over the last five years have ranged from 170 basis points and 220 basis points.

The Company anticipates future operating earnings to be similar across the Independent business components ranging within single digits.

The Company has concluded that aggregation of the components within the Traditional retail stores and Independent business operating segments is appropriate, as the components meet the similar economic characteristics criteria for aggregation.

The following table summarizes our reporting units with goodwill balances attributed to each as of the third quarter ended December 3, 2011:

Reporting Unit (in millions)	Goodwill as of December 3, 2011
Traditional retail stores*	$460
Hard discount stores	136
Independent business	710

1,306

*	Amount remaining after recording impairment charges of $3,223, $1,619, and $661 in fiscal years 2009, 2011 and year to date third-quarter of 2012, respectively.

The Company assigned goodwill to its reporting units as of the acquisition date.

The Company previously reorganized its reporting structure subsequent to the acquisition of goodwill attributable to various reporting units, resulted in the combining of the Retail west,

Retail midwest and Retail east reporting units into the Traditional retail stores reporting unit. All reporting unit goodwill from these combined units is included in the Traditional retail stores reporting unit. The Company undertook goodwill and indefinite-lived intangibles impairment testing as of the date of this reorganization. No impairment of goodwill indefinite-lived intangibles arose from this testing.

5.	Refer to page 6 of your response letter to the Staff dated December 17, 2008 where you discuss the aggregation of five operating segments into your retail food reportable segment. We assume you are testing your retail goodwill at these five separate operating segment levels. If not, then advise. Refer to FASB ASC 350-20-35-38.

Response:

The Company’s Retail reportable segment, Retail food, currently represents an aggregation of the Traditional retail store operating segment and the Hard discount operating segment. As described on page 25 of our Form 10-K for fiscal 2011, the Company’s reporting units, which are at the level at which the Company allocates and reviews goodwill for impairment, are the Traditional retail reporting unit, Hard discount reporting unit and the Independent business reporting unit. As noted in our prior response to the Staff’s letter dated December 17, 2008, the Company’s Retail food reportable segment was previously the aggregation of five operating segments, namely Retail west, Retail midwest, Retail east, Hard discount and Bristol Farms.

Subsequent to the completion of the response letter dated December 17, 2008, the Company has carried out certain operational changes which led to the revision of our operating segments. In July 2009, the Company announced the combination of the Retail west, Retail midwest and Retail east operating segments into one Traditional retail operating segment, reporting to Mr. Peter Van Helden, Executive Vice President, Retail Operations. At the time of the combination, the goodwill associated with the Retail west, Retail midwest and Retail east operating segments was combined into the Traditional retail operating segment. In October 2010, the Company announced the sale of the Bristol Farms operating segment. The goodwill associated with this unit was included in the calculation of the loss on the sale of the Bristol Farms operating segment.

At February 26, 2011, the Company had two operating segments aggregated in the Retail food reportable segment, Traditional retail stores and Hard discount stores, each of which is a reporting unit. The Company’s fiscal 2011 annual impairment testing and the third quarter of fiscal 2012 testing of goodwill and subsequent annual and fourth quarter testing was performed for these two Retail food reporting units.

6.	Refer to your statement where you state that the fair value of your supply chain services’ goodwill exceeded its $710 carrying amount by greater than 5%. Tell us and disclose this information for each reporting unit.

Response:

In future filings, the Company will disclose the amount by which the goodwill for each reporting unit exceeds the carrying amount where that excess is less than 100 percent. Where the excess is greater than 100 percent, we will disclose that the excess is greater than 100 percent. In the Form 10-K for fiscal 2011, the Company disclosed that the fair value of the Hard discount stores goodwill reporting unit substantially exceeded the carrying value. We advise the Staff supplementally that the excess was greater than 300 percent. The Company disclosed in its Form 10-K for fiscal 2011 that the carrying value of the Traditional retail stores exceeded its estimated fair value. The Company further disclosed that it undertook two step-two impairment tests during fiscal 2011 and recorded impairment to the Traditional retail stores’ goodwill.

7.	Revise your disclosure to provide sensitivity analysis with respect to the major assumptions used to test goodwill for recoverability.

Response:

In future filings the Company will provide additional disclosure on sensitivity to changes on major assumptions used in testing goodwill for recoverability when an impairment test is performed, similar to the following:

“Rates used in 2011 to discount projected future cash flows, which varied for each reporting unit, ranged between 10 percent and 15 percent. Perpetual growth rates, which also varied for each reporting unit, ranged between 1 percent and 3 percent. Management performed sensitivity analyses on the fair values resulting from the discounted cash flow analysis utilizing alternate assumptions that reflect reasonably possible changes to future assumptions. For the Independent business (formerly Supply chain services) and Hard discount reporting units, a 100 basis point increase in the discount rate utilized in the discounted cash flow analysis would not have resulted in either reporting unit failing the first step of the impairment tests. For the Independent business (formerly Supply chain services) and Hard discount reporting units, a 100 basis point decrease in the estimated perpetual sales growth rates utilized in the discounted cash flow analysis would not have resulted in either reporting unit failing the first step of the impairment tests.”

Benefit Plans, page 26

8.	We note your assumption for the expected long-term rate of return on plan assets is 7.75% for fiscal 2011 compared to actual 10-year average rates of return on pension plan assets of 5% and 4% for fiscal years 2011 and 2010, respectively. Given the significant variance between your actual 10-year average rates of return experience and the assumed expected long-term rate of return of 7.75% we believe you should tell us and disclose why you believe the assumption is reasonable. Refer to FASB ASC 715-30-35-47.

Response:

The variance between the actual 10-year average rates of return for fiscal 2011 and 2010 compared to the long-term expected return on plan assets (“EROA”) assumption of 7.75% was largely attributable to the significant financial market crisis experienced during 2008-09, which was the most severe market downturn experienced in more than 50 years. ASC 715-30-35-47 indicates that the expected long-term rate of return on plan assets should reflect the average rate of return expected on the funds invested to provide for the benefits included in the projected benefit obligation. The Company’s long-term EROA assumption is determined based on the portfolio’s actual and target composition, current market conditions, forward-looking return and risk assumptions by each asset class, and historical long-term investment performance.

Our long term rate of return assumption as disclosed in our Form 10-K for fiscal 2011 was predicated on the following long-term asset allocation guidelines:

Asset Category	Target
Domestic equity	31.8%
International equity	15.7%
Private equity	7.5%
Fixed income	35.0%
Real estate	10.0%
Cash and other	—

Total	100.0%

The Company considers its long-term EROA assumption is reasonable based on a rigorous analysis of each underlying asset class represented in the pension plan asset portfolio. The Company utilizes forward-looking, long-term return, risk and correlation assumptions developed and updated annually by a pension investment consultant engaged by the Company. These assumptions are weighted by the actual or target allocation to each underlying asset class represented in the pension plan asset portfolio. The Company considers the underlying asset class assumptions developed by its consultant to be reasonable.

The Company also assesses EROA by comparison to long-term historical performance on an asset class to ensure the EROA assumption is reasonable. Specifically, historical long-term asset class benchmark returns are weighted by the plans’ asset class allocations. The results of this analysis indicate that the target asset allocation would have generated an average rolling 10-year annualized return of approximately 8.7% incorporating historical returns from 1990 to 2009. Taking into account this historical analysis, the Company believes 2011 long-term EROA assumption is reasonable.

The Company assesses EROA annually and makes adjustments to the assumption based on the results of this assessment.

Liquidity and Capital Resources, page 28

9.	Explain to us, and disclose in your future filings, how you determine your annual contribution to your defined benefit pension plan.

Response:

The Company’s funding policy for its qualified defined benefit pension plans is to contribute the minimum contribution amount required under the Employee Retirement Income Security Act of 1974, as amended (ERISA) and the Pension Protection Act of 2006 as determined by the Company’s external actuarial consultant. The Company also sponsors certain non-qualified benefit plans which are unfunded.

At the Company’s discretion, additional funds may be contributed to the pension plans. The Company may accelerate contributions or undertake contributions in excess of the minimum ERISA requirements from time to time subject to the availability of cash in excess of operating and financing needs. The Company assesses the relative attractiveness of the use of cash, including expected return on assets, discount rates, cost of debt, and the ability to reduce or eliminate Pension Benefit Guaranty Corporation variable rate premiums or in order to achieve exemption from participant notices of underfunding. The Company did not make any additional, discretionary contributions to the pension plans in excess of minimum plan year requirements under ERISA in fiscal 2011, 2010 or 2009.

In future Form 10-K filings, the Company will include disclosure similar to the following:

“Cash contributions to qualified defined benefit pension plans were $144, $121 and $28 in fiscal 2011, 2010 and 2009, respectively, in accordance with minimum ERISA requirements. Cash contributions to qualified defined benefit pension plans increased due to a combination of lower pension discount rates, the effect of the Pension Protection Act of 2006 and lower actual return on plan assets resulting from the decline in financial markets experienced in recent years.”

Consolidated Statements of Cash Flows, page 38

10.	Tell us and disclose the effect of your employee benefit plan costs and funding payments on your consolidated statements of cash flows for the past three fiscal years ended February 26, 2011. If you anticipate employee benefit costs and funding payments will be material to your future cash flows, then separately disclose the effects of such amounts on your consolidated statements of cash flows.

Response:

Non-cash net periodic benefit plan expenses included in net income for fiscal 2011, 2010 and 2009 were $102, $33 and $8, respectively. Defined benefit and post retirement plan contributions for fiscal 2011, 2010 and 2009 were $169, $132 and $41, respectively, which were reported within the Other changes in operating assets and liabilities line item in the Company’s Consolidated Statements of Cash Flows for the three year period ending February 26, 2011. The Company will separately disclose the net periodic benefit plan costs and funding contributions to pension and other postretirement benefits in its Consolidated Statements of Cash Flows in its future Form 10-K and 10-Q filings.

Note 12 – Benefit Plans, page 55

11.	Please tell us and disclose how you calculate the market related value of plan assets as that term is defined in FASB ASC 715-30-20.

Response:

The market related value of plan assets is determined by adjusting the actual fair value of plan assets for unrecognized gains or losses on plan assets. Unrecognized gains or losses represent the difference between actual returns and expected returns on plan assets for each fiscal year.

The Company recognizes unrecognized gains or losses in accordance with ASC 715-30-20, which provides for recognition in a systematic and rational manner over not more than five years. Unrecognized gains or losses on plan assets are recognized by the Company evenly over a three year period, which reduces year-to-year volatility. In general, the market-related value of assets is calculated as the following:

(1)	The current year’s fair value of plan assets (e.g. February 26, 2011 for fiscal 2010);

(2)	Deferral of recognition: Two-thirds of the current year’s asset gain or loss (e.g., asset gain or loss from February 28, 2010 through February 26, 2011);

(3)	Deferral of recognition: One-third of the prior year’s asset gains or losses (e.g., asset gain or loss from March 1, 2009 through February 27, 2010).

(4)	Deferral of recognition: Ratable portion of asset gains or losses associated with non-recurring measurement changes.

Since the market-related value of assets recognizes gains or losses over a three-year period, the future value of assets will be impacted as previously deferred gains or losses are recognized.

12.	Tell us how you calculated the expected return on plan assets of $142 million used to determine your net periodic benefit income of $5 million in fiscal 2009. In this regard, we could not recalculate the fiscal 2009 expected return on plan assets. Lastly, explain to us if you changed the method used to determine the market related value of plan assets in fiscal 2009.

Response:

As described in more detail in our response to Comment 11 above, the Company utilizes market-related value of assets determined based on recognizing changes in the fair value of assets evenly over a three-year period. Changes in the fair value of plan assets included in the calculation were impacted by the adoption of the measurement date requirements of SFAS Statement No. 158 effective February 25, 2007 and a plan curtailment in the first quarter of fiscal 2008. The fiscal 2009 expected long-term rate of return on plan assets of $142 was determined by applying the fiscal 2009 expected rate of return on plan assets of 8% to the market-related value of plan assets.

The market-related value of plan assets used in the fiscal 2009 expected return on plan assets of $142 million was calculated in the following manner:

(1)	The fair value of plan assets at February 23, 2008

(2)	Deferral of recognition: Two-thirds of the asset loss for the year ended February 23, 2008

(3)	Deferral of recognition: One-third of the asset gain for the year ended February 24, 2007

(4)	Deferral of recognition: Ratable portion of the asset gain from the date of the plan curtailment on May 31, 2007

(5)	Ratable portion of the asset gain from the measurement date change from November 30, 2006 to February 24, 2007 enacted with the adoption of FASB Statement No. 158.

The specific calculation is set forth below:

Market-Related Value of Assets as of February 24, 2008

	Qualified
	Defined Benefit
	Pension Plans
	($'M)
Development of Market-Related Value of Assets
Fair Value of Assets, February 24, 2008	$1,700
66 2/3% of Asset (Gain)/Loss, Period Ended February 23, 2008	$121
41 2/3% of Asset (Gain)/Loss, Period Ended May 31, 2007	$(7)
33 1/3% of Asset (Gain)/Loss, Period Ended February 24, 2007	$(19)
25% of Asset (Gain)/Loss, Period Eneded November 30, 2006	$(7)

Market-Related Value of Assets, February 24, 2008	$1,788
Development of Asset (Gain)/Loss
Period Ended February 23, 2008
Expected Fair Value of Assets	$1,882
Actual Fair Value of Assets	$1,700

Asset (Gain)/Loss	$182
Asset (Gain)/Loss Not Yet Recognized	$121	66.67%
Period Ended May 31, 2007
Expected Fair Value of Assets	$900
Actual Fair Value of Assets	$918

Asset (Gain)/Loss	$(18)
Asset (Gain)/Loss Not Yet Recognized	$(7)	41.67%
Period Ended February 24, 2007
Expected Fair Value of Assets	$1,702
Actual Fair Value of Assets	$1,759

Asset (Gain)/Loss	$(57)
Asset (Gain)/Loss Not Yet Recognized	$(19)	33.33%
Period Ended November 30, 2006
Expected Fair Value of Assets	$840
Actual Fair Value of Assets	$867

Asset (Gain)/Loss	$(27)
Asset (Gain)/Loss Not Yet Recognized	$(7)	25.00%
Total Expected Return on Assets Calculation	$1,788
Expected Long-Term Rate of Return	8%

Expected Return on Assets	$142
Total Expected Return on Assets Disclosed

We have not made any material changes in the accounting methodology we use to determine the market-related value of plan assets during the past three fiscal years.

Note 13 – Commitments, Contingencies and Off-Balance Sheet Arrangements, page 62

13.	We note your disclosures in both your Form 10-K and quarterly periodic reports regarding various legal proceedings and litigation matters you are exposed to. We also note that in all of these situations, you have not clearly disclosed either: (i) the possible loss or range of loss; or (ii) a statement that an estimate of the loss cannot be made. The disclosure requirements of FASB ASC 450 state that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated and accrual would be inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, your disclosure appears to indicate that in instances where an accrual may have been recorded as all of criteria in FASB ASC 450-20-25-2 have been met, you have not disclosed whether an accrual was made or the amount of the accrual which may be necessary in certain circumstances, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for your litigation matters. For contingencies and litigation matters you discuss, please revise your disclosure beginning in your Form 10-K for the fiscal year ending February 25, 2012 to include all of disclosures required by paragraphs 3-5 of FASB ASC 450-20-50. In this regard, we do not believe that general boilerplate disclosure indicating that you do not believe the ultimate resolution of the legal proceedings will have a material adverse effect on your financial condition, results of operations or cash flows satisfies the criteria in FASB ASC 450.

Response:

The Company’s management continuously monitors the status of outstanding litigation and other loss contingencies and, for each instance assesses whether it believes a material adverse outcome is remote, reasonably possible or probable. Management’s assessment of outstanding litigation and other loss contingencies is updated as additional information becomes available. If a loss contingency is assessed as reasonably possible or probable, management determines whether the loss or range of loss can be reasonably estimated.

In future filings, if management does not believe that it is either reasonably possible or probable that the Company would incur a material loss related to the litigation disclosed in such filing, the Company will provide the following disclosure:

“The Company is subject to various lawsuits, claims and other legal matters that arise in the ordinary course of conducting business. In the opinion of management, based upon currently-available facts, it is remote that the ultimate outcome of any lawsuits, claims and other proceedings will have a material adverse effect on the overall results of the Company’s operations, its cash flows or its financial position.”

In future filings, if the Company determines that it is either reasonably possible or probable that the Company will incur a material loss related to its contingencies, the Company will disclose the possible loss or range of loss or provide a statement that an estimate of the loss cannot be made. If the Company determines that it is probable that the Company will incur a material loss related to its contingencies, the Company will also disclose the amount accrued, whether there is exposure to loss in excess of the amount accrued and what that additional loss might be.

Note 14 – Segment Information, page 63

14.	You disclose your business is classified by management into two reportable segments. We also note that you have identified three reporting units for the purpose of measuring the recoverability of goodwill. Further, you state on page 25 that your reporting units are the operating segments. Please explain to us the extent you considered whether these three operating segments represent reportable segments. Please provide us with your analysis under ASC 280 that supported disclosing all operations as two reportable segments. Please include the following information in your response:

•	the operating segments you have identified in accordance with FASB ASC 280-10-50-1 through 50-9,

•	the factors used to identify reportable segments,

•	your basis for aggregating identified operating segments into a two reportable segments given the aggregation criteria in FASB ASC 280-10-50-11 and quantitative thresholds in FASB ASC 280-10-50-12.

•	how the aggregation of all of your operations into two reportable segments complies with the aggregation criteria, and

•	the process through which your chief operating decision maker reviews information to make decisions about resources to be allocated to your segments and assess their performance.

Response:

The Company’s business is classified by management into two reportable segments: Retail food and Independent business (formerly Supply chain services). These reportable segments are two distinct businesses, one retail and one wholesale, each with a different customer base, marketing strategy and management structure.

The Company aggregates the Traditional retail food and Hard discount stores operating segments into the Retail food reportable segment based on similar economic and qualitative characteristics as required by ASC 280-10-50-11 and ASC 280-10-50-12, respectively. The Independent business is an operating segment and a reportable segment.

The Traditional retail food and Independent business operating segments are the aggregation of the components within the respective operating segments. The Hard discount operating segment is comprised of a single component. Please refer to our response to Comment 4 above for our discussion of our reporting units. The Traditional retail food and Independent business operating segments each have a segment manager, who is directly accountable to, maintains contact with, and regularly discusses operating activities, financial results and proposed plans with the chief operating decision maker (“CODM”) and is responsible for managing the components of the operating segment. Segment managers are empowered to make decisions for their segments and are held accountable for segment performance. The CODM is considered the segment manager of Hard discount stores. The Company evaluates at least annually whether our operating segments should be classified into reportable segments.

The following provides a summary of segment managers:

Operating Segment	Segment Manager	Title

Traditional retail food	Mr. Peter Van Helden	EVP Retail Operations

Hard discount stores	Mr. Craig Herkert	President and Chief Executive Officer

Independent business	Mr. Leon Bergmann	President Independent business

The Company’s CODM is Mr. Craig Herkert, President and Chief Executive Officer, who has ultimate responsibility for setting strategy for the Company and responsibility for strategic decisions affecting the total Company. As CODM, Mr. Herkert has responsibility for decisions regarding the allocation of resources and assessing performance. The primary method by which resources are allocated is through the annual operating budget process and annual capital expenditure budget process. Asset performance assessment and resource allocation is undertaken on an operating segment basis by the CODM.

Operations

The Retail food reportable segment derives revenues from the sale of groceries at retail locations operated by the Company (both the Company’s own stores and stores licensed by the Company). The Independent business reportable segment derives revenue from wholesale distribution to independently-owned retail food stores, mass merchants and other customers.

These two reportable segments represent substantially all of the Company’s revenues and related expenses. As the Company’s Independent business operating segment is also classified as a reportable segment, the following response will focus on operating and reporting segment considerations for our Retail food reportable segment.

The Company has assessed operating segments in accordance with ASC 280-10-50-1 through 50-9. Our analysis incorporated consideration of the characteristics of an operating segment as described in ASC 280-10-50-1 and management of our business activities organization as described in ASC 280-10-50-7.

The activities of Retail food are mainly comprised of grocery and non-grocery products sales through either of two similar store formats, Traditional retail stores and Hard discount stores. Traditional retail stores are generally larger in square footage and offer a broader array of grocery and non-grocery products. Hard discount stores are generally smaller in square footage and offer a more limited assortment of grocery and non-grocery products at a lower price point; however, the general product offerings and method of delivery to the end customer are substantially the same. Both Traditional retail and the Hard discount operations constitute businesses, earning revenues and incurring expenses. Discrete financial information is available for the Traditional retail stores operating segment and the Hard discount operating segment.

The Company’s Traditional retail stores are managed by the segment manager, who is directly accountable to, maintains contact with, and regularly discusses operating activities, financial results and proposed plans with the CODM and is responsible for managing the components of the operating segment.

Aggregation of Operating Segments into Retail Food Reportable Segment

Management considered whether the Company’s operating segments may be aggregated for purposes of determining reportable segments in accordance with the three major requirements set forth in ASC 280-10-50-11, which allows for aggregation if such aggregation is consistent with the objective and basic principles of segment disclosure, if the segments have similar economic characteristics, and if the segments are similar in five areas as analyzed below:

ASC 280-50-11 Qualitative Factor	Application to the Company’s Retail Operating Segments

Nature of products and services	The nature of the products sold in the grocery stores within each retail operating segment is substantially the same across both retail operating segments focusing on food and related products.

Nature of production processes	Substantially all of the products sold in the grocery stores within both operating segment are initially purchased from vendors for resale through centralized procurement.

Type of class of customer for products or services	The customer or potential customer for both of the retail operating segments is any consumer of grocery and non-grocery products in the United States.

Methods used to distribute products or provide services	Both of the retail operating segments use the same distribution method for its products (i.e., grocery store).

If applicable, nature of regulatory environment	Both the Company’s retail operating segments are subject to federal state and local laws and regulations within the US and as applicable to food handling and safety.

The Company believes the aggregation of the Traditional retail stores and Hard discount stores operating segments into one reportable operating segment, Retail food, is consistent with the objective and principles set forth in ASC 280-10-55-7C, which states:

“Aggregation of segments should be consistent with the objective and basic principles of this Subtopic — to provide information about the different types of business activities in which a public entity engages and the different economic environments in which it operates in order to help users of financial statements better understand the public entity’s performance, better assess its prospects for future net cash flows, and make more informed judgments about the public entity as a whole.”

Both of the Company’s retail operating segments are comprised of the same “types of business activities,” specifically the business of selling grocery and non-grocery items directly to consumers of groceries, and “economic environments,” specifically, all sales are made within the United States, which generally are subject to similar economic and social conditions and factors, as well as regulatory environments

The Operating Segments Have Similar Economic Characteristics

In determining whether the two retail operating segments have “similar economic characteristics,” the Company looks to both quantitative and qualitative factors. We concluded that both the qualitative and quantitative economic characteristics of the Traditional retail stores and the Hard discount stores operating segments support aggregation of such retail operating segments into one Retail food reportable segment.

Qualitative Economic Characteristics

The following qualitative economic characteristics support the Company’s conclusion that the retail operating segments have similar economic characteristics that apply to grocery stores on a national level, which support aggregation:

(1)	Sales revenue generated by both retail operating segments and stores within those segments are similarly affected by general economic conditions that impact consumer spending habits, such as inflation/deflation, unemployment and changes in consumer confidence.

(2)	Costs of sales for both retail operating segments are similarly affected by the same general economic factors, such as inflation, supplier pricing and fuel/transportation costs.

(3)	Competitive risks within both operating segments are similar, including the risk of new entrants into a market and the risk of local price competition. The Company’s retail competition is largely national and regional grocery retailers and discount retailers with grocery components.

(4)	Both of the retail operating segments conducts the same type of business (i.e., both segments include grocery stores selling directly to consumers), which, industry wide, is generally a low-margin business.

(5)	The manner in which the operating segments operate and generate sales is similar.

(6)	Each operating segment is largely centralized, with national procurement, purchasing and marketing.

Quantitative Economic Characteristics

The Company considers the overall profitability of the retail operating segments, measured by Operating earnings as a percentage of sales, is the best quantitative measure for assessing whether the Traditional retail stores and Hard discount stores operating segments satisfy the aggregation criteria under ASC 280-10-50-11.

As described in our October 15, 2008 response to the Staff, we continue to utilize operating earnings as a percentage of sales as the predominant measure for assessing aggregation. Operating earnings as a percentage of sales is considered the best measure of overall profitability as it takes into account both gross margin and the costs related to operating the business that produces that margin. Within the retail grocery business, gross margin is not as good an indicator as operating earnings margin of the economic similarity of the operating segments because many of the significant costs to produce revenue in a retail grocery business are below the gross margin line. Gross margin takes into account many factors that vary on a store-by-store basis, but are not indicative of overall profitability, including real estate costs, labor costs, worker’s compensation and pension benefits and nearby competition and utilities costs.

The CODM focuses on Operating earnings measure as a percentage of sales, rather than gross margin in assessing the performance and allocating the resources of the Retail food business on a national level.

Both Traditional retail stores and Hard discount stores have experienced Operating earnings in the mid to low single digits and are anticipated to continue to operate at similar levels in the future. Between fiscal 2009 and fiscal 2012, the spread between the operating earnings of the Traditional retail stores and Hard discount stores segments were not greater than 330 basis points and not less than 190 basis points. The Company anticipates the future operating earnings to be similar across these operatings segments.

Sales trends are another important quantitative measure for assessing aggregation. Identical store retail sales growth provides the sales trend experience at a store-by-store level, recognizing that increases and decreases may occur in response to broad macro-economic events or more regionalized fluctuations within different geographic regions.

Both Traditional retail stores and Hard discount stores have experienced identical store sales changes in the mid to low negative single digits to low single digits over the more recent economically challenging period, and are anticipated to continue, with some improvement, to operate at similar levels in the future.

Between fiscal 2010 and fiscal 2012, the Traditional retail identical store retail sales ranged between negative 6.1 percent and negative 3.1 percent, while Hard discount identical store retail sales ranged between negative 2.0 percent and positive 2.5 percent. In the aggregate, both segments generally have trended toward commensurate improvement in identical store sales.

The Company believes the aggregation of the two retail operating segments meets the criteria under ASC 280-50-11, resulting in one reportable Retail food segment. This is consistent with the presentation in our financial statements in our periodic reports. We believe that this presentation is consistent with the objective and principles of ASC 280-10 and provides users of our financial statements with all of the information about our retail food grocery business helpful in their understanding of the Company’s performance, assessing the Company’s prospects for future net cash flows and making more informed judgments about the Company as a whole.

We will continue monitor the quantitative and qualitative factors that define our operating and reportable segments. As disclosed in our Form 10-K for fiscal 2011, the Company is focused on implementing its business transformation initiatives to enhance business performance and reduce our costs, as is more fully described in our response to Comment 1 above. As they are implemented, these initiatives may change the operational organization of the business and the way it is reviewed by the CODM.

ASC 280-10-50-10 requires the separate reporting of information for each identified segment which also exceeds quantitative thresholds as prescribed by ASC 280-10-50-12. Each of the identified segments, Retail food and Independent business meet the quantitative thresholds.

Resource Allocation and Assessment

As noted above, the primary method by which resources are allocated is through the annual budgeting process which establishes annual operating targets and capital expenditure plans. The CODM is responsible for allocating resources and does so on the segment level. The CODM also establishes operating earnings targets and identical store retail targets at the segment level.

The CODM is a member of the Company’s Investment Council, which is comprised of Company executives who review and approve significant capital expenditures. The CODM has final decision-making authority over the allocation of funds to any capital project, and has the right of “veto” over Investment Council decisions.

The CODM regularly reviews the performance of the total Company, Retail food, Traditional retail foods, Hard discount stores and Independent business.

The CODM regularly receives reports that provide operating earnings and identical store retail sales at the total Company, Retail food, Traditional retail foods, Hard discount stores and Independent business level.

Using these reports the CODM is able to monitor the operating trends and performance of the respective segments and evaluate performance.

Form 10-Q for Fiscal Quarter Ended December 3, 2011

Notes to Consolidated Financial Statements, page 7

Note 2 – Goodwill and Intangible Assets, page 9

15.	We note your disclosure that as a result of a significant and sustained decline in your market capitalization and updated discounted future cash flows you completed a preliminary impairment review. As a result of the review, you recorded preliminary impairment charges of $907 million, comprised of $661 million of goodwill and $246 million of intangible assets with indefinite lives and planned to finalize the review during the fourth quarter of fiscal 2012. Also, it appears the trading price of your common stock price has declined further during the fourth quarter of fiscal 2012 and your market capitalization is approximately $1.4 billion as of February 22, 2012. In this regard, provide us with the final results of your impairment review of goodwill and intangible assets with indefinite lives. Please also provide us with the basis for the key assumptions used and any other significant factors affecting your conclusion. Refer to FASB ASC 350-20-35-30.

Response:

The Company reviews goodwill and indefinite lived intangible assets for impairment during the fourth quarter of each year, and also if an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. The reviews consist of comparing estimated fair value to the carrying value at the reporting unit level. The Company’s reporting units are the operating segments of the business which consist of Traditional retail stores, Hard discount stores, and Independent business. Fair values are determined by using both the market approach, applying a multiple of earnings based on guideline for publicly traded companies, and the income approach, discounting projected future cash flows based on management’s expectations of the current and future operating environment.

During the third quarter of fiscal 2012, the approximately 15% decline in the Company’s stock price from the end of fiscal 2011 continued to be sustained and the Company considered this as a primary indicator that an impairment may have occurred. Accordingly, the Company conducted an impairment review during the third quarter and recorded preliminary impairment charges of $907, comprised of $661 of goodwill and $246 of intangible assets with indefinite lives.

The Company completed its preliminary estimate of impairment of goodwill and indefinite-lived intangibles and its annual impairment test conducted during the fourth quarter. The Company’s finalization of the third-quarter review of goodwill and intangible assets for impairment increased the impairment charge by $3, comprised of a $6 reduction to the impairment charge attributable to goodwill and $9 incremental charge attributable to intangible assets with indefinite lives.

In response to continuing declines in the Company’s share price the Company conducted an impairment review as of the end of the fourth quarter and recorded pre-tax impairment charges of $224, comprised of $159 of goodwill and $65 of intangible assets with indefinite lives.

These impairment charges will be recorded and disclosed in the Company’s Form 10-K for the fiscal year ended February 25, 2012.

The Company’s key assumptions disclosed in our Form 10-Q for the period ended December 3, 2011 included the weighted average cost of capital, future revenue, profitability, cash flows and fair value of assets and liabilities. These assumptions were identified as key to the Company’s calculation of goodwill and indefinite-lived intangible assets because they had the most significant impact to the calculation and involved significant judgment on behalf of management.

The Company has revised the significant inputs that are used in the calculation based on the Company’s most recently available cost of debt and equity financing, estimated market value of equity and assumed statutory income tax rates. Significant estimation and judgment was utilized by the Company in deriving the weighted average cost of capital that was the most representative market rate for the Company.

The Company’s future revenue and profitability projections were based on a ten year projection of sales revenue and a terminal year. The Company’s future cash flows were based on a measure of earnings before income taxes adjusted for planned capital expenditure and projected depreciation and amortization expenses. The fair value of assets and liabilities were based on the Company’s estimation of the fair value of its fixed assets and lease obligations, incorporating current market values.

* * * * *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s disclosure. If you have any questions, please call me directly at 952-828-4082 or Todd Sheldon at 952-828-4062 or Jeff Steinle at 952-828-4154.

Sincerely,

/s/ Sherry M. Smith
Sherry M. Smith
Executive Vice President and Chief Financial Officer

cc:	Craig R. Herkert, Chief Executive Officer and President

Todd N. Sheldon, Senior Vice President, General Counsel

    and Corporate Secretary

Jeffrey J. Steinle, Vice President, Business Law

Irwin S. Cohen, Chairman of the Audit Committee

Gary L. Tygesson, Dorsey & Whitney LLP

John W. Atkinson, KPMG LLP